FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 2nd , 2004

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding 2004 Second Quarter Results, note for a conference call

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 2nd , 2004	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	Gelbart Kahana Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail: Ehud@gk-biz.co
http://www.nova.co.il	Kenny@gk-biz.com

NOVA MEASURING INSTRUMENTS 2004 SECOND QUARTER RESULTS RELEASE

Conference Call Scheduled for August 12th, 2004

REHOVOTH, Israel – August 2nd, 2004 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI), a worldwide leader in the development, design and production of integrated process control systems in the semiconductor manufacturing industry, announced that it expects to release its second quarter 2004 results on Thursday, August 12th, 2004, during pre-market hours.

The Company will host a conference call on the same day, August 12th, 2004, at 11:00 EDT. On the call, Dr. Giora Dishon, President & CEO, and Mr. Chai Toren, CFO and Vice President Finance, will review and discuss the second quarter 2004 results.

To participate, please call one of the following teleconferencing numbers. Please begin by placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S Dial-in Numbers: 1-866-860-9642
Canada: 1-866-485-2399
U.K Dial-in Number: 0-800-917-5108
FRANCE Dial-in Number: 0-800-903-025
SWITZERLAND Dial-in Number: 0-800-563-248
ISRAEL Dial-in Number: 03-918-0610
INTERNATIONAL Dial-in Number: +972-3-918-0610
At:
11:00 a.m. Eastern Time
10:00 a.m. Central Time
8:00 a.m. Pacific Time
4:00 p.m. GMT
6:00 p.m. Israeli Time

The conference call presentation will be available on our website www.nova.co.il, during the conference call. For those unable to participate in the conference call, there will be a replay available from August 15th, 2004, through September 15th, 2004, on Nova’s website, www.nova.co.il.

About Nova
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems for the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s web site is www.nova.co.il.